Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 2 DATED JULY 21, 2021

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our plan of operation; and
●	Update the description of our common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. We are continuing to offer in this Follow-on Offering up to $61,238,768 in our common shares, which represents the value of the shares available to be offered as of June 11, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of June 30, 2021, we had raised total aggregate gross offering proceeds of approximately $89,700,000 and had issued approximately 8,800,000 common shares in the Offerings, purchased by approximately 6,170 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2022, unless extended by our Manager, as permitted under applicable law and regulations.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Potential Investments

Kings Landing – Creve Coeur, Missouri

There is a reasonable probability that we may acquire an approximately $8,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Kings Landing, a 152-unit, Class A- apartment community (the “Property”) in Creve Coeur, Missouri, a suburb of St. Louis, Missouri. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co., and RM Communities will be entitled to certain fees in connection with this transaction. RM Communities will also serve as the sponsor of this transaction.

Built in 2005, the Property consists of 152 residential units and four retail suites. Currently, the residential units are stabilized at 98% occupied and three of the retail suites are occupied. The business plan for the Property is to spend approximately $12,000 per residential unit for interior upgrades, including quartz countertops, vinyl flooring, refaced cabinets, updated lighting and fixtures and a modern technology package. Additionally, amenity and exterior upgrades will include painting and carpentry, hallway redesign, roof repairs, landscaping, signage, and upgrading the fitness center, clubhouse, and barbeque area. As the only apartment community constructed in this submarket of Missouri between 2001 and 2015, we believe the Property is insulated from competition and uniquely positioned for strategic renovation.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of July 20, 2021, cumulative since inception, we have paid 56 consecutive monthly distributions to shareholders totaling over $15,300,000, of which approximately $7,200,000 was paid in cash and $8,100,000 was reinvested in our shares pursuant to the distribution reinvestment plan.